Exhibit 3

July 27, 2026

Via Hand Delivery and E-mail

Wearable Devices Ltd.

5 Ha-Tnufa Street

Yokne-am Illit,

2066736, Israel

Attention:

Mr. Asher Dahan, Chief Executive Officer, Chairman of the Board of Directors

Mr. Guy Wagner, Chief Scientific Officer, President and Director

Mr. Eli Bachar, Director

Ms. Ilana Lurie, Director

Mr. Kobbi Nir, Director

Re: Stopping Corporate Waste; Demand to Convene a Special General Meeting of the Shareholders of Wearable Devices Ltd.

This letter is submitted by (i) J.B.D Innovation Ltd. (“JBD”), a company wholly owned by Mr. Nissim Daniel, whose business address is 5 Ha’Rav Levin Street, Ramat Gan 5226039, Israel, and (ii) Victor Tshuva & Co. – Law Offices (“VT Law Offices”), a company wholly owned by Mr. Victor Tshuva, whose business address is 40 Tuval Street, Ramat Gan, Israel 5252247 and together with JBD, the “Proposing Shareholders” or “we”.

As of July 26, 2026, JBD is the owner of 477,361 Ordinary Shares, no par value, of Wearable Devices Ltd. (the “Ordinary Shares” and the “Company”, respectively). As of the same date, VT Law Offices is the owner of 66,000 Ordinary Shares that are held in trust for its benefit by JBD. A confirmation of JBD’s holdings is attached hereto as Exhibit A-1, and a confirmation of VT Law Offices’ holdings is attached hereto as Exhibit A-2. In addition, Exhibit A-1 and Exhibit A-2 include information required under the Company’s Articles of Association.

Based on the number of outstanding Ordinary Shares most recently published by the Company in its reports to the U.S. Securities and Exchange Commission (the “SEC”), as of June 17, 2026 (being 2,189,469 Ordinary Shares outstanding), JBD holds approximately 21.8% of the voting rights of the Company, and VT Law Offices holds approximately 3.0% of the voting rights of the Company. Together, the Proposing Shareholders collectively hold approximately 24.8% of the voting rights of the Company.

Background - Capital Destruction and the Board’s Abdication of Its Fiduciary Duties

We believe that the current Board of Directors of the Company (the “Board”) has not achieved the level of value creation that the Company’s shareholders were entitled to expect. The Company has cycled through one strategic reinvention after another, and is again contemplating change, without ever achieving genuine commercial traction. After years of effort, it has yet to land an anchor customer, and sales remain weak and stagnant while losses mount and the share price languishes. This is not a business enduring temporary headwinds, but one that has failed, repeatedly, to deliver.

Those failures are compounded by a governance structure built for insulation rather than accountability. Control is concentrated in incumbent management, where the founder serves as both Chief Executive Officer and Chairman, with senior management further represented on the Board. Against that backdrop, the Company’s share price has consistently declined, and the Board has resorted to serial dilutive financings, repeated reverse stock splits to cling to its Nasdaq listing, and a sweeping expansion of authorized capital.

These measures treat the symptoms of decline while entrenching the very leadership responsible for it and handing that leadership near-unlimited license to dilute shareholders further.

We are equally troubled that this entrenched leadership continues to be rewarded even as value erodes. As a foreign private issuer, the Company discloses compensation under a more permissive, aggregated regime than its domestic peers, and it recently expanded the equity compensation available to directors - a striking priority for a Board that has presided over the sustained destruction of shareholder value.

The Board, in its conduct, is clearly not focused on creating shareholder value, and we believe that change is urgently needed.

The Proposed Solution – Replacing Four out of Five Directors

Our proposed director nominees bring substantial public company, strategic, financial, governance and industry experience that we believe will significantly strengthen the Board’s ability to devise and oversee the Company’s strategy, capital allocation and execution and include the following persons:

Adv. Hila Karon Revach – Serves as an active director of several publicly traded companies, including companies listed on Nasdaq. She previously served as a senior adviser to ministers in the Israeli governments and as a professional adviser to the Chairman of the Europe Asia Pipeline Company (formerly Eilat Ashkelon Pipeline Company).

Gabriel Cabazo, CPA (Canada) – Serves as a director of numerous public companies and has held senior positions, including Chief Financial Officer. He has extensive financial and managerial experience.

Adv. Avichai Vardi – Heads a well-established law firm specializing in commercial litigation, insolvency and corporate law. He has been appointed by courts as a trustee in numerous transactions and has served as an officer in corporate recovery and restructuring proceedings. He is also active in the Israel Bar Association’s National Insolvency Forum.

Ohad Malinck – Formerly served as an external director of Formula and has extensive experience as a director of several public companies. He is a senior professional in the international payment-processing industry and in online marketing. He also serves as a director of a Nasdaq-listed company.

Collectively, these nominees offer a well-balanced combination of strategic, governance, financial, operational and industry expertise that we believe is essential to enhancing Board oversight and creating long-term shareholder value.

The CVs of the four director nominees we propose to elect are attached hereto as Exhibit B.

The Proposing Shareholders do not have any arrangements or understandings nor are they affiliated with any of the director nominees and do not have any personal interest in relation to any of the proposed resolutions, other than their interest as shareholders of the Company.

The Proposing Shareholders support Mr. Asher Dahan continuing to serve as a member of the Board, out of a need to maintain continuity. However, the Proposing Shareholders recommend that the Board appoint a new Chairman who is not part of management. In addition, the Proposing Shareholders believe that no additional members of management should serve on the Board and therefore recommend that Mr. Guy Wagner be removed from the Board, though the Proposing Shareholders hope that Mr. Wagner will remain part of management, subject to the Board’s discretion.

Formal Demand to Convene a Special General Meeting

Pursuant to Section 63(b)(2) of the Companies Law, 5759-1999 (the “Companies Law”), Regulation 7B of the Companies Regulations (Relief for Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000, and the Company’s Amended and Restated Articles of Association (the “Articles”), we hereby demand that the Board call a special general meeting of the shareholders of the Company (including any adjournments thereof, the “Special Meeting”) immediately, and in any event no later than August 17, 2026, as required by the Companies Law, and that the Special Meeting shall take place no later than September 22, 2026.

The agenda for the Special Meeting shall include the following items:

(1) Amending Article 39(b): To amend Article 39(b) of the Articles as follows:

(b) Directors (other than External Directors), may be elected ~~only in Annual~~ in any General Meeting~~s~~. Without derogating from the foregoing, at each Annual General Meeting, commencing with the Annual General Meeting to be held in 2022, each of the successors elected to replace the Directors of a Class whose term shall have expired at such Annual General Meeting shall be elected to hold office until the third Annual General Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each Director shall serve until his or her successor is elected and qualified or until such earlier time as such Director’s office is vacated.

(2) Amending Article 39(d): To amend Article 39(d) of the Articles:

(d) Prior to every ~~Annual~~ General Meeting of the Company at which Directors are to be elected, and subject to clauses 39(a) and (h) of this Article, the Board of Directors (or a Committee thereof) shall select, by a resolution adopted by a majority of the Board of Directors (or such Committee), a number of Persons to be proposed to the Shareholders for election as Directors at such ~~Annual~~ General Meeting (the “Nominees”).

(3) Amending Article 39(e): To amend Article 39(e) of the Articles:

(e) Any Proposing Shareholder requesting to include on the agenda of a~~n Annual~~ General Meeting a nomination of a Person to be proposed to the Shareholders for election as Director (such person, an “Alternate Nominee”), may so request provided that it complies with this Article 39(e) and Article 25 and applicable law. ~~Unless otherwise determined by the Board, a Proposal Request relating to Alternate Nominee is deemed to be a matter that is appropriate to be considered only in an Annual General Meeting.~~ In addition to any information required to be included in accordance with applicable law, such a Proposal Request shall include information required pursuant to Article 25, and shall also set forth: (i) the name, address, telephone number, fax number and email address of the Alternate Nominee and all citizenships and residencies of the Alternate Nominee; (ii) a description of all arrangements, relations or understandings between the Proposing Shareholder(s) or any of its affiliates and each Alternate Nominee; (iii) a declaration signed by the Alternate Nominee that he consents to be named in the Company’s notices and proxy materials relating to the ~~Annual~~ General Meeting, if provided or published, and, if elected, to serve on the Board of Directors and to be named in the Company’s disclosures and filings, (iv) a declaration signed by each Alternate Nominee as required under the Companies Law and any other applicable law and stock exchange rules and regulations for the appointment of such an Alternate Nominee and an undertaking that all of the information that is required under law and stock exchange rules and regulations to be provided to the Company in connection with such an appointment has been provided (including, information in respect of the Alternate Nominee as would be provided in response to the applicable disclosure requirements under Form 20-F or any other applicable form prescribed by the U.S. Securities and Exchange Commission); (v) a declaration made by the Alternate Nominee of whether he or she meets the criteria for an independent director and/or External Director of the Company under the Companies Law and/or under any applicable law, regulation or stock exchange rules, and if not, then an explanation of why not; and (vi) any other information required at the time of submission of the Proposal Request by applicable law, regulations or stock exchange rules. In addition, the Proposing Shareholder shall promptly provide any other information reasonably requested by the Company. The Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing. The Company shall be entitled to publish any information provided by a Proposing Shareholder pursuant to this Article 39(e) and Article 25, and the Proposing Shareholder shall be responsible for the accuracy and completeness thereof.

(4) Amending Article 39(f): To amend Article 39(f) of the Articles:

(f) The Nominees or Alternate Nominees shall be elected by a resolution adopted at the ~~Annual~~ General Meeting at which they are subject to election.

(5) Amending Article 42(e): To amend Article 42(e) of the Articles:

(e) by a resolution adopted at a~~n Annual~~ General Meeting by a majority of 70% of the voting power represented at the ~~Annual~~ General Meeting in person or by proxy and voting thereon, disregarding abstentions from the count of the voting power present and voting. Such removal shall become effective on the date fixed in such resolution.

(6) Removal of Directors: Subject to the approval of Items 1 through 5, the removal from office, immediately upon the closing of the Special Meeting, of each of the following current serving directors of the Company:

●	Mr. Guy Wagner

●	Mr. Eli Bachar

●	Ms. Ilana Lurie

●	Mr. Kobbi Nir

(7) Election of New Directors: Subject to the approval of Items 1 through 5, the election of each of the following Alternate Director Nominees (as such term is defined in the Articles of Association of the Company) to serve as members of the Board of Directors, together with Mr. Asher Dahan in such classes as set forth below until the respective annual general meeting of shareholders and until their successors have been duly elected and qualified:

●	Adv. Hila Karon Revach (class I director)

●	Gabriel Cabazo, CPA (Canada) (class II director)

●	Adv. Avichai Vardi (class II director)

●	Ohad Malinck (class III director)

(8) Approval of Compensation, Exemption, Indemnification and Insurance: Subject to the approval of Items 1 through 5, the approval of compensation, exemption, indemnification and insurance for each of the Director Nominees at levels commensurate with those currently provided to the Company’s incumbent directors.

Resolutions 6 through 8 shall be voted on if the resolutions 1 through 5 are adopted

The Company shall not make any changes, edits or additions to the above and the proposed resolutions shall be brought to the approval of the shareholders “as is”. Any deviation from the proposed resolutions shall be in violation of the Companies Law.

The Proposing Shareholders represent that they intend to attend the shareholders’ meeting in person.

The reasons for the items proposed above are set forth under the title “Background - Capital Destruction and the Board’s Abdication of Its Fiduciary Duties” above.

Pursuant to an agreement between JBD and VT Law Offices, JBD has granted Mr. Tshuva a proxy to vote JBD’s Ordinary Shares on its behalf.

The Proposing Shareholders have made no Derivative Transactions (as such term is defined in the Articles) in the Company’s securities during the previous 12 months.

The Proposing Shareholders declare that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company in this letter and its attachments.

Director Nominee Declarations and Questionnaires

Declarations of the Director Nominees as required under Section 224b(a) of the Companies Law are attached hereto as Exhibits C1-C4. In addition, and beyond the requirements of the Companies Law, attached as Exhibits D1-D4 are director’s questionnaires pertaining to the Director Nominees’ qualifications and compliance with U.S. securities laws and Nasdaq corporate governance requirements, as customary for Nasdaq-traded companies.

Procedural Requirements

We further demand that you provide us with drafts of the notice of meeting, proxy statement, form of proxy card, form of voting instruction card and all related distribution materials for the Special Meeting that you intend to submit to the SEC, for our review and comment, at least 72 hours prior to your submission of the same to the SEC or distribution to shareholders.

We remind the Board that, should the Board fail to timely call the Special Meeting as required, then under Section 64 of the Companies Law, the Proposing Shareholders may call the Special Meeting themselves, and under Section 65 of the Companies Law, the Proposing Shareholders may petition the court to order the convening of the Special Meeting. In both cases, the law explicitly provides that the Company will be required to cover the costs of the Proposing Shareholders, and that the directors personally responsible for such failure will be required to reimburse the Company for such costs.

Interim Period - Preservation of Status Quo

According to the Company’s filings and other documents furnished to the SEC, the Company had approximately $18.4 million of cash and cash equivalents as of December 31, 2025. In addition, on April 20, 2026, the Company entered into an inducement agreement with a holder of existing warrants covering up to 2,904,499 Ordinary Shares, under which the holder agreed to exercise those warrants for cash at a reduced price of $1.73 per share. In exchange, the Company issued new warrants to purchase up to 5,082,873 Ordinary Shares at an exercise price of $1.51 per share, exercisable immediately and expiring after five years. The Company generated $5.0 million in gross proceeds. It would be fair to assume that the Company’s cash resources are more than double its market capitalization, even after the recent increase in the share price.

Therefore, the Company clearly is not in need of raising additional funds. Any action that would result in dilution to the shareholders of the Company, including, without limitation, warrant inducement transactions, a PIPE, fundraising and the issuance of securities to employees, shall be deemed an effort to jeopardize the Proposing Shareholders’ right to allow the Company’s shareholders to determine the Company’s fate. To the extent that, as a result of such actions or transactions, the value of the Ordinary Shares held by the Proposing Shareholders (among others) declines, the Proposing Shareholders reserve all rights to sue the Company and its directors personally.

In addition, we further demand that during the period from the date hereof and until the Special Meeting is held and the refreshed Board assumes its role, the Company will not take any action not in the ordinary course of business, including, without limitation:

a)	entering into any material transactions, mergers, material acquisitions, dispositions of material assets or any actions that would materially alter the condition of the Company;

b)	effecting any securities offerings, private placements, issuances of equity or equity-linked securities, or any other dilutive actions - except to the extent immediately required in good faith in the ordinary course of business;

c)	appointing any additional directors to the Board; and

d)	adopting any shareholder rights plan, poison pill or any similar anti-takeover mechanism.

Reservation of Rights – Directors Liability

We remind each member of the Board that your fiduciary duty is owed to all shareholders, rather than to the entrenchment of the existing Board. We are determined to stop the corporate waste in which the Company has been engaging, to halt the constant decline in its share price, and to refocus the Board on the best interests of its shareholders.

Any action in violation of or in conflict with the foregoing will constitute a clear breach of your fiduciary duties to the Company, the clear purpose and attempt of which is to protect your positions as members of the Board, while disregarding the Company’s best interests and the interests of its shareholders. Accordingly, we will hold each and every one of the directors and office holders of the Company personally liable for any damage that may be caused to the shareholders of the Company as a result of your actions.

This letter (including its exhibits) is sent without prejudice and shall not be construed to prejudice any of the Proposing Shareholders’ claims, rights, arguments, demands, grounds and/or remedies under any contract, the Company’s articles of association and/or applicable law. All claims and rights of the Proposing Shareholders are fully reserved.

Sincerely,

/s/ Nissim Daniel		/s/ Victor Tshuva
J.B.D Innovation Ltd.		Victor Tshuva & Co. – Law Offices

Name:	Nissim Daniel	Name:	Victor Tshuva
Title:	CEO	Title:	CEO

Exhibits

The following exhibits are attached hereto and form an integral part of this letter:

●	Exhibit A-1: Confirmation of Holdings and information required under the Company’s Articles of Association (JBD)

●	Exhibit A-2: Confirmation of Holdings and information required under the Company’s Articles of Association (VT Law Offices)

●	Exhibit B: Director Nominee CVs

●	Exhibits C1-C4: Director Nominee Declarations

●	Exhibits D1-D4: Director Nominee Questionnaires